SHAREHOLDERS AGREEMENT

THIS SHAREHOLDERS AGREEMENT (this *"Agreement"*) is made as of March 14, 2016 by and among, the Shareholders identified (or here after identified) on **Schedule 1** hereto (each a *"Shareholder"* and collectively the *"Shareholders"*), and **SENSORY PERFORMANCE TECHNOLOGY, INC**, a Delaware corporation (the *"Corporation"*).

BACKGROUND

The Shareholders each currently own the number of shares of preferred and common stock in the Corporation shown in the following table on **Schedule I** attached hereto collectively, and together with any shares of capital stock in the Corporation hereafter owned by any of the Shareholders (the *"Stock"*).

The Shareholders and the Corporation wish to promote their mutual interests by imposing certain restrictions upon the transfer of the Stock, and providing for the sale and purchase of the Stock under certain circumstances, and agreeing upon how the Stock should be voted.

TERMS AND CONDITIONS

NOW, THEREFORE, in consideration of the foregoing and the terms and conditions set forth herein, the parties hereto agree as follows:

1. **RESTRICTION ON TRANSFER.** Except as otherwise specifically set forth in this Agreement, no Shareholders shall transfer any shares of Stock or any interest therein in any manner, voluntarily or involuntarily, including, without limitation, by sale, gift, pledge, grant of an option to purchase, encumbrance, bequest, descent, devise, operation of law (including attachment, execution, legal process, or bankruptcy or insolvency proceedings) or any other disposition, and no such attempted transfer shall be treated as effective for any purpose. After the date of this Agreement, the Corporation shall not allow any person or entity to become a registered holder of any shares of the Stock unless (a) such shares were acquired by such person or entity in accordance with this Agreement, and (b) such person or entity agrees in writing to be bound by this Agreement.

2. **VOLUNTARY DISPOSITION.** In the event a Shareholder (the *"Transferor Shareholder"*) wishes voluntarily to sell, make a gift of, pledge, grant an option to purchase, encumber, transfer or dispose of any interest in all or any part of the Stock owned by the Transferor Shareholder (the *"Voluntarily Offered Stock"*) in any manner, the Transferor Shareholder shall give the Corporation and the other Shareholders (the "*Remaining Shareholders"*) written notice of such intention to dispose of the Voluntarily Offered Stock, the terms of such disposition (including price and terms of payment), the name of the proposed transferee, and an offer to sell all of the Voluntarily Offered Stock to the Corporation and the Remaining Shareholders in accordance with the following:

    (a)   For a period of thirty (30) days after receipt of such written notice, the Corporation shall have the option to purchase all or part of the Voluntarily Offered Stock from the Transferor Shareholder by giving written notice to the Transferor Shareholder of the exercise thereof. The decision of the Corporation to exercise such option shall be made by its CEO/President, Ben White, exclusive of any director who is also the Transferor Shareholder.

(b)   In the event the Corporation does not exercise its option to buy all of the Voluntarily Offered Stock within such thirty (30) day period, the Remaining Shareholders shall have an option to purchase all or part of the Voluntarily Offered Stock or any remaining portion thereof, for an additional period of thirty (30) days upon the same terms and conditions as the Corporation, by giving written notice to the Transferor Shareholder of the exercise thereof. In the event two or more Shareholders wish to purchase the Voluntarily Offered Stock, each such Shareholder shall be entitled to purchase a portion of the shares of the Voluntarily Offered Stock in the same proportion as the number of shares of Stock then owned by such Shareholder bears to the total number of shares of Stock then owned by all such Shareholders electing to purchase such shares of the Voluntarily Offered Stock.

(c)   The purchase price and payment terms for the Voluntarily Offered Stock shall be as follows: (i) if the proposed transfer is a *bona fide* sale, the price and terms shall be the same as those agreed upon by the Transferor Shareholder and the proposed transferee; or (ii) if the proposed transfer is by any means other than a *bona fide* sale, the price and terms shall be as set forth in Sections 5 and 6 hereof, respectively.

(d)   The option of the Corporation and/or the Remaining Shareholders to purchase the Voluntarily Offered Stock shall be conditioned upon the purchase of all the shares of the Voluntarily Offered Stock. In the event the Corporation and/or the Remaining Shareholders shall have failed to exercise the option to purchase or shall have exercised their option to purchase less than all of the Voluntarily Offered Stock, the Transferor Shareholder shall be free for a period of thirty (30) days thereafter to transfer all of the Voluntarily Offered Stock in accordance with the terms and to the transferee set forth in the Transferor Shareholder's written notice of intended disposition; provided, however, the intended transferee shall agree in writing to be subject to such terms, conditions and restrictions, if any, which the Corporation and the Remaining Shareholders shall require.

3. **INVOLUNTARY TRANSFER OF STOCK.** In the event of an involuntary transfer of any shares of the Stock of a Shareholder by operation of law or otherwise, including, without limitation, transfer by virtue of bankruptcy proceedings, divorce, insolvency or creditor's proceedings or arrangements of any kind, execution or attachment, the person or entity to whom or which such shares of the Stock have been involuntarily transferred (the *"Involuntary Transferee"*) shall be deemed to offer to sell such shares of the Stock (the *"Involuntarily Offered Stock"*), at the price and upon the terms set forth in Sections 6 and 7 hereof, respectively, to the Corporation and the Remaining Shareholders in accordance with the following:

(a)   For a period of thirty (30) days after receipt of written notice of such involuntary transfer, the Corporation shall have the option to purchase all or part of the Involuntarily Offered Stock from the Involuntary Transferee by giving written notice to the Involuntary Transferee of the exercise thereof. The decision of the Corporation to exercise its option shall be made by its CEO/President Ben White, exclusive of any director who is also the Involuntary Transferee or the Shareholder who's Stock was transferred to the Involuntary Transferee.

2

(b) In the event the Corporation does not exercise its option to buy all of the Involuntarily Offered Stock within such thirty (30) day period, the Corporation shall give written notice of the option to all Remaining Shareholders, and the Remaining Shareholders shall have an option to purchase all or part of the Involuntarily Offered Stock or any remaining portion thereof, for an additional period of thirty (30) days upon the same terms and conditions as the Corporation, by giving written notice to the Involuntary Transferee and the Corporation of the exercise thereof. In the event two or more Shareholders wish to purchase the Involuntarily Offered Stock, each such Shareholder shall be entitled to purchase a portion of the shares of the Involuntarily Offered Stock in the same proportion as the number of shares of the Stock then owned by such Shareholder bears to the total number of shares of Stock then owned by all such Shareholders electing to purchase such shares of the Involuntarily Offered Stock.

(c) The Corporation and/or the Remaining Shareholders may purchase less than all of the Involuntarily Offered Stock. In the event that the Corporation and/or the Remaining Shareholders shall have failed to exercise the option to purchase or shall have exercised their option to purchase less than all of the Involuntarily Offered Stock, the involuntary transfer shall be permitted as to that portion of the Involuntarily Offered Stock for which such option is not exercised; provided, however, the Involuntary Transferee shall agree in writing to be subject to such terms, conditions and restrictions, if any, which the Corporation and the Remaining Shareholders shall require.

4. **DEATH OR DISABILITY OF A SHAREHOLDER.** Upon the death or disability of any Shareholder (or the grantor of any trust created for estate planning purposes holding shares of the Stock), the Corporation shall purchase, and said Shareholder or the guardian, legal representative or heirs of said Shareholder or the trustee, as the case may be, shall sell, all of said Shareholder's shares of Stock. For purposes hereof, "disability" shall be defined as a state of mental or physical illness of such a degree that Shareholder, if employed by the Corporation, is unable to render services to the Corporation in the usual course of business with reasonable accommodation for a period of six (6) months. The purchase shall be at the price and upon the terms set forth in Sections 6 and 7 below.

(a) The determination of whether a Shareholder is disabled shall initially be made by a physician selected by the Shareholder or his/her guardian, and the Shareholder shall be obligated to pay for the services of this physician. A written copy of the physician's decision shall be sent to the Corporation. Within thirty (30) days after receiving this notice, the Corporation may dispute the determination that the Shareholder is disabled by sending a written notice to the Shareholder seeking to be declared disabled stating that the Corporation disputes the decision regarding the Shareholder's disability. Following the giving of the Corporation's notice, the Shareholder shall be examined by a physician selected by the CEO/President Ben White, and the decision of this physician shall be decisive. The date on which the Shareholder is determined to be disabled shall be the date on which the initial physician sends a copy of his/her determination to the Corporation; however, if the Corporation challenges this determination then the date for determination of disability shall be the date on which the physician selected by the CEO/President Ben White renders his/her decision on whether the Shareholder is disabled. To the extent not paid by insurance, the Corporation shall pay for the services of the physician selected by the CEO/President Ben White and any related fees and expenses, including for hospitalization, tests and medical procedures.

(b) The Corporation, as applicant, beneficiary and owner, may purchase and maintain insurance on the lives of any Shareholder in an amount to be determined by its CEO/President, Ben White. Upon the death of any Shareholder hereunder upon whose life the Corporation owns insurance, the Corporation shall promptly purchase said Shareholder's shares of Stock at the price and terms set forth in Sections 6 and 7 below. The Purchase Price of the Stock under this Section shall be computed without including proceeds of life insurance on the life of a Shareholder payable to the Corporation.

5. TERMINATION OF EMPLOYMENT OF SHAREHOLDER. In the event a Shareholder is employed by the Corporation now or in the future and such Shareholder's employment by the Corporation is terminated, the Corporation shall purchase, and the Shareholder shall sell, all shares of the Stock owned by the Shareholder, by giving written notice of such exercise within sixty (60) days of the date such Shareholder's employment is terminated. The purchase by the Corporation shall be at the price and upon the terms set forth in Sections 6 and 7 below.

6. PURCHASE PRICE.

(a) The per share purchase price for any Stock purchased pursuant to Section 2 (except for any Stock Purchased pursuant to Section 2(c)(i)), Section 3, Section 4 or Section 5 hereof shall be equal to the Fair Market Value thereof. For purposes of this Agreement, *"Fair Market Value"* means (a) the closing sale price for a share of the Corporation's common stock (i) on any national exchange on which the Corporation is listed, or (ii) the National Association of Securities Dealers, Inc. Automated Quotation System (*"NASDAQ"*), provided such common stock is authorized for quotation as a NASDAQ National Market System Security for such date (or, if no sale is so reported for such date, for the latest preceding date on which such a sale was so reported), or (b) if such common stock is not so listed or authorized for quotation, the price of such common stock determined by the CEO/President of the Corporation Ben White, in good faith, from time to time, in connection with either the grant of an incentive stock option qualified under Section 422 of the Internal Revenue Code of 1986 (the *"Code"*), as amended, or the sale of common stock in a private sale to a third party in an "arms-length" transaction (the *"Determined Value"*).

(b) Notwithstanding the foregoing subsection, in the event that the selling Shareholder (or a Shareholder's guardian, legal representative or heir, as applicable) (the *"Seller"*) shall give the Corporation written notice within fifteen (15) days (forty-five (45) days in the case of the death of a Shareholder) of the event triggering such sale that the Determined Value then in effect is not acceptable, or if the Determined Value was determined more than eighteen (18) months prior to the event triggering the sale, the Corporation and such Seller shall select a mutually acceptable appraiser to determine the then fair market per share value of the Stock. If the Seller and the Corporation shall be unable to agree upon an appraiser, each shall select an appraiser and the two appraisers so selected shall select a third appraiser. Such third appraiser shall then determine the per share fair market value of the Stock. In either case, the Corporation and the Seller shall equally share the costs of such appraisal process and the appraised per share value of the Stock shall dictate the purchase price for purposes of the sale and purchase of Stock mandated by Sections 2(c)(ii), 3, 4 and 5 hereof. Both the Seller and the Corporation shall ensure that the other receives a complete copy of the appraisal. Any other Shareholder shall have the right to inspect any such appraisal at the offices of the Corporation.

7. TERMS OF SALE. The purchase and sale of the Stock under Sections 2(c)(ii), 3, 4 or 5 hereof shall be on the following terms:

(a) The closing of the sale and purchase of the Stock (the **"Closing"**) shall take place as promptly as possible but in no event later than (i) ninety (90) days after the expiration of the Corporation's option described in Section 2(a), for purchases being made pursuant to Section 2; or (ii) ninety (90) days after the expiration of the Corporation's option described in Section 3(a) for purchases being made pursuant to Section 3; (iii) ninety (90) days following the death of a Shareholder or the date on which a Shareholder is determined to be disabled for purchases made pursuant to Section 4; or (iv) (iii) ninety (90) days following the termination of an employee-Shareholder for purchases made pursuant to Section 5. Notwithstanding the foregoing, in the event an appraisal of the per share fair market value is required pursuant to Section 6(b) hereof, the closing shall occur within thirty (30) days after receipt of the appraisal by the Corporation.

(b) At the Closing, the Transferor Shareholder or the Shareholder, or the Shareholder's guardian, heirs or legal representative, or other person or entity with power to transfer the Stock, or the Involuntary Transferee, as the case may be, shall deliver to each purchaser of the Stock a stock certificate, properly endorsed for transfer to the purchaser, evidencing all of the shares of the Corporation to be purchased hereunder, which shares shall be free of all liens, encumbrances, security interests, restrictions, and other interests (except any restrictions as set forth in this Agreement).

8. OBLIGATION TO PURCHASE. If the Corporation is unable lawfully under Delaware corporate law to purchase all of the Stock which it is obligated to purchase, it shall proceed to purchase those shares which it is permitted lawfully to purchase, and its obligation to purchase the remaining shares shall be suspended until such time as it is lawfully able to do so. The Corporation shall be obligated to take, to the extent deemed reasonable by its CEO/President, Ben White, such actions permitted under Section 345 lawfully to purchase and pay for such shares, including, without limitation, revaluing its assets or using alternative accounting practices and principles. The Shareholders agree to vote their respective shares as may be appropriate or necessary to enable the Corporation lawfully to purchase and pay for all the shares of Stock to be purchased; provided, however, the Shareholders shall not be obligated to personally guaranty such indebtedness or contribute additional capital to the Corporation.

9. INSURANCE. The Corporation, as applicant, beneficiary and owner, may purchase and maintain life and disability insurance on any or all of the Shareholders in an amount to be determined by the Corporation's CEO/President, Ben White. Upon the death or disability of such Shareholder, the Corporation shall collect the proceeds of such insurance and use the same to purchase such Shareholder's shares of Stock as provided herein. The Corporation shall retain any remaining proceeds.

10. LEGEND ON STOCK CERTIFICATE. Upon the execution of this Agreement, the Shareholders shall surrender all of their stock certificates evidencing the Stock to the Corporation for the endorsement thereon of the following legend:

> THE CAPITAL STOCK REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFERABILITY SET FORTH IN A SHAREHOLDERS AGREEMENT AMONG THE CORPORATION AND CERTAIN OF ITS SHAREHOLDERS, AS AMENDED FROM TIME TO

TIME, A COPY OF WHICH IS ON FILE WITH THE
SECRETARY OF THE CORPORATION.

After endorsement, the certificates shall be returned to the Shareholders who shall, subject to the terms of this Agreement, be entitled to exercise all rights of ownership of the shares of the Stock. All shares of the Stock hereinafter issued by the Corporation shall bear the same legend.

11. TERMINATION. This Agreement shall terminate upon (a) the effectiveness of a registration statement filed by the Corporation under the Securities Act of 1933, as amended, as part of a firmly underwritten public offering of the capital stock of the Corporation, (b) the signed written agreement of the Corporation and the holders holding ninety percent (90%) of the issued and outstanding shares of the Stock; (c) the acquisition by a single Shareholder of all of the Stock of the Shareholders; (d) the adjudication of the Corporation as a bankrupt; (e) the execution by the Corporation of an assignment for the benefit of creditors; (f) the appointment of a receiver for the Corporation; (g) the voluntary or involuntary dissolution of the Corporation; or (h) with respect to any Shareholder, when such Shareholder ceases to be a registered holder of shares of the Stock.

11. PERMITTED ESTATE PLANNING TRANSFERS. Notwithstanding anything in this Agreement to the contrary, any Shareholder may, at his/her option, transfer all or any portion of his/her shares of Stock into one or more grantor-type trusts (as defined in Section 671 of the Code) created by him/her for estate planning purposes provided that each such trust shall provide that during his/her lifetime, he/she shall be and remain the sole and exclusive trustee of such trust while competent. The Stock transferred to any trust as permitted by this Section shall be deemed for purposes of this Agreement to be and remain the Stock of the transferor Shareholder, and shall be and remain subject to all of the terms, conditions, limitations and obligations imposed by this Agreement.

12. NOTICES. All notice requirements and other communications required herein shall be deemed given if in writing and personally delivered or on the third succeeding business day after being mailed by registered or certified mail, return receipt requested, addressed to the last known address of the Shareholder on the stock records of the Corporation, or to such other address as the Shareholder or the Corporation shall request pursuant to a written notice given in accordance with the terms hereof.

13. BINDING EFFECT. This Agreement shall be binding upon, and inure to the benefit of, the Shareholders and their respective successors, assigns, guardians, heirs and legal representatives.

14. REMEDIES. The parties hereto acknowledge and agree that transfer of the Stock or any interest therein may result in injury to the parties hereto, and that damages for breach hereof are not readily ascertainable and would not adequately compensate the injured party. As a result thereof, the injured party will be irreparably harmed if this Agreement is not specifically enforced. Therefore, each party hereto shall have the right to an injunction for the specific performance of this Agreement in order to protect the rights and privileges hereunder. The

Corporation also may refuse to recognize any purported transferee as a Shareholder and may continue to treat the transferor as the Shareholder for all purposes, including, without limitation, for purposes of dividend and voting rights, until all applicable provisions of this Agreement have been satisfied. These remedies shall, however, be cumulative and not exclusive, and shall be in addition to all the rights of action and remedies which the parties may have under this Agreement or at law or in equity.

15. **ACTION OR DISSENT BY SHAREHOLDER.** In the event a Shareholder commences an action for dissolution of the Corporation or other relief under Delaware corporate law, the Corporation shall, for a period of ninety (90) days after such an action is served upon the Corporation or election to dissent is filed with the Corporation, have the option to purchase all of the shares of the Stock by giving written notice to the Shareholder of the exercise thereof. The sale by the Shareholder and purchase by the Corporation shall be at the price and upon the terms set forth in Sections 6 and 7 above. The Shareholder hereby agrees that the "fair value" of the Stock in any action seeking relief under Delaware corporate law shall be the Purchase Price of the Stock as determined under Section 5 above.

16. **CONSTRUCTION.** All the clauses of this Agreement are distinct and severable and, if any clause shall be deemed illegal, void or unenforceable, it shall not affect the validity, legality or enforceability of any other clause or provision of this Agreement.

17. **ENTIRE AGREEMENT AND AMENDMENT**. This Agreement contains the entire agreement with respect to the matters described herein and is a complete and exclusive statement of the terms thereof and supersedes all previous agreements with respect to such matters, including, without limitation, any prior Shareholders or voting agreement among all or some of the parties hereto and dealing with the same subject matter of this Agreement, none of which shall have any further force or effect. This Agreement may not be altered or modified except by a writing signed by the Corporation and all of the Shareholders.

18. **GOVERNING LAW AND CHOICE OF FORUM.** New Jersey law shall govern the construction and enforceability of this Agreement. Any and all actions concerning any dispute arising hereunder shall be filed and maintained only in a state or federal court sitting in the State of New Jersey.

19. **ADDITIONAL SHAREHOLDER.** Notwithstanding anything to the contrary contained herein, if the Corporation shall issue additional shares of its preferred and common stock, any purchaser of such shares of preferred and common stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement and shall be deemed a "Shareholder" hereunder."

20. **COUNTERPARTS.** This Agreement may be executed in counterparts, each of which shall constitute an original, and all of which together shall constitute one and the same instrument.

SIGNATURES ON FOLLOWING PAGE

The parties have caused this Agreement to be effective as of the day and year first set forth above.

THE CORPORATION:

SENSORY PERFORMANCE TECHNOLOGY, INC

By: _____
        Ben White
Title: CEO/President

_____
Oliver Marmol

 Recoverable Signature

X _____

Kim Lavine
CFO
Signed by: accounts.google.com

_____
Kim Lavine

SCHEDULE I

PREFERRED STOCK SHAREHOLDERS

Name	Address	Shares of Stock
Ben White	26 East 12 Street Linden, NJ 07036	250
Oliver Marmol	5500 Military Trail #22-196 Jupiter, FL 33458	125
Kim Lavine	17557 Grand River Avenue Spring Lake, MI 49456	50
Outstanding Shares		575

COMMON STOCK SHAREHOLDERS

Name	Address	Shares of Stock
Ben White	26 East 12 Street Linden, NJ 07036	1,000,000
Oliver Marmol	5500 Military Trail #22-196 Jupiter, FL 33458	125,000
Kim Lavine	17557 Grand River Avenue Spring Lake, MI 49456	50,000
Outstanding Shares		3,825,000